SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits for 2011 and 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 22, 2012	/s/ Lisa Brummel
Lisa Brummel
Member of 401(k) Administrative Committee

Date: June 26, 2012	/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2011

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 27, 2012

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Cash	$7,126,803	$11,710,004
Investments held by trustee, at fair value	7,235,505,373	7,003,058,481
Receivables:
Participant loans	83,951,768	73,955,131
Other receivables	9,856,032	7,945,235
Total receivables	$93,807,800	$81,900,366
Total assets	$7,336,439,976	$7,096,668,851

LIABILITIES:
Operating payables	$2,619,877	$2,713,544
Other payables	7,288,849	4,666,215
Total liabilities	$9,908,726	$7,379,759
NET ASSETS AVAILABLE FOR BENEFITS	$7,326,531,250	$7,089,289,092

See notes to the Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Net investment (loss) income:
Interest and dividends	$77,130,443	$50,281,247
Net (decrease) increase in fair value of investments	(256,368,362)	696,572,179

Net investment (loss) income	(179,237,919)	746,853,426
Contributions:
Participant	602,090,250	562,587,080
Employer	193,289,956	180,696,920
Transfers in	2,281,507	9,861,210

Total contributions	797,661,713	753,145,210

Total additions	618,423,794	1,499,998,636
DEDUCTIONS:
Benefits paid to participants	381,181,636	318,543,899

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	237,242,158	1,181,454,737
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,089,289,092	5,907,834,355

End of year	$7,326,531,250	$7,089,289,092

See notes to the Financial Statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Company are Microsoft Corporation; MSNBC Interactive News, LLC; Microsoft Licensing, GP; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; and Microsoft Open Technologies, Inc. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan Document for more complete information.

Accounting Principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Eligibility: Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions: Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1 percent to 50 percent of their eligible compensation per pay period subject to regulatory limitations. Participants may also contribute from 1 percent to 7 percent of their eligible compensation per pay period in after-tax non-Roth contributions to the Plan. Participants reaching age 50 or older by the end of the Plan year and who are making the maximum regular employee pre-tax and/or after-tax Roth elective contributions to the Plan may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis of 1 percent to 75 percent of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

The Company will make a pre-tax matching contribution of $0.50 for every $1.00 (up to a 6 percent combined pre-tax and after-tax Roth contribution rate) contributed. Participants will be matched only on pre-tax and after-tax Roth contributions and will not receive a match on after-tax non-Roth contributions or catch-up contributions. The maximum Company match is 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (ESOP) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in

Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft. Participants who are not employed by an employer that is established as a corporation (for example, MSNBC Interactive News, LLC) may not participate in the ESOP but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends in cash paid directly to them. Instead, dividends paid on contributions and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Participant Accounts: Each participant’s account is credited with the allocation of (a) the Participant elective deferrals and the Company’s matching contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Employees are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may withdraw all, or any portion, of the balance in their accounts after reaching age 59 1/2. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Management Trust Company (Fidelity), the Plan trustee. These reimbursements are in turn used to pay the trustee for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, Domestic Relations Order qualification, and dividend checks. Participants also pay commission charges for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties: The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments: Investments are recorded at fair value. Security transactions are accounted for as of trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Participant Loans: Participant loans are recorded at principal balance plus any accrued but unpaid interest.

Other Receivables and Payables: Other receivables consist primarily of unsettled trades and accrued interest. Other payables consist primarily of unsettled trades and unrealized losses on investments.

Recently Adopted Accounting Guidance: On January 1, 2011, the Plan adopted guidance issued by the Financial Accounting Standards Board (“FASB”) on disclosure requirements related to fair value measurements. The guidance requires the disclosure of roll-forward activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). Adoption of this new guidance did not have a material impact on the Plan’s financial statements.

Recent Accounting Guidance Not Yet Adopted: In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements related to fair value measurements. The guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for the Plan beginning January 1, 2012. Other than requiring additional disclosures, the Company does not anticipate material impacts on the Plan’s financial statements upon adoption.

In December 2011, the FASB issued guidance enhancing disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. The new guidance will be effective for the Plan beginning January 1, 2013. Other than requiring additional disclosures, the Company does not anticipate material impacts on the Plan’s financial statements upon adoption.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity, trustee of the Plan. Participants are responsible for deciding in which of the investment options their account will be invested. Participants can invest their Plan assets in any of the investment alternatives offered. Full descriptions of the investment alternatives can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all alternatives except Microsoft Common Stock).

Investments that represent 5 percent or more of net assets available for benefits as of December 31, 2011 and December 31, 2010, are as follows:

Investments Held by Trustee	Balance as of December 31, 2011	Balance as of December 31, 2010
Fidelity Contrafund	$689,204,966	$669,169,587
Microsoft Common Stock	$685,134,023	$758,895,868
Fidelity Growth Company Fund	$685,010,872	$647,911,391
Vanguard Institutional Index Fund	$563,426,564	$544,810,267
Fidelity Institutional Money Market Fund	$381,175,900	*

*	Balance was less than 5 percent of the Plan’s net assets available for benefits

During 2011 and 2010, the net (depreciation) appreciation in the fair value of investments was as follows:

	2011	2010
Separately managed accounts	$(147,857,329)	$328,879,234
Microsoft Common Stock	(49,785,122)	(65,872,666)
Mutual funds	(34,813,346)	366,443,705
Brokerage accounts	(15,718,917)	14,695,759
Collective trusts	(8,193,648)	52,426,147

Total net (depreciation) appreciation in fair value of investments	$(256,368,362)	$696,572,179

NOTE 3: PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the outstanding balance of all other outstanding loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months. The term of a General Loan may not exceed five years or be less than 12 months.

The interest rate for loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2011 was 4.25 percent to 9.44 percent, maturing at various dates through February 2027. The range of interest rates for outstanding General Loans as of December 31, 2011 was 4.25 percent to 9.25 percent, maturing at various dates through January 2017.

Loan repayments are made through after-tax, semi-monthly payroll deductions. If a participant’s employment terminates and the loan balance is not paid in full by the participant within a 60-day grace period, the loan balance will be defaulted and will become taxable income to the participant. Employees who are terminated due to reduction in force or reorganization have 60 days to elect to continue to make loan repayments. Failure of the employee to setup a loan repayment service during this 60-day window results in a default of the loan.

NOTE 4: TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Plan by a letter dated August 6, 2010, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (IRC). The determination letter covered Plan amendments adopted from November 30, 2007 through December 18, 2009, and the trust agreement adopted on June 2, 2004. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

We continue to be subject to examination by the IRS for tax years 2004 to 2011.

NOTE 5: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. At December 31, 2011 the Plan held 26,391,912 shares of Microsoft Common Stock valued at $685,134,023 and recorded dividend income of $17,999,224 for the year ended December 31, 2011. At December 31, 2010 the Plan held 27,190,823 shares of Microsoft Common Stock valued at $758,895,868 and recorded dividend income of $15,062,951 for the year ended December 31, 2010.

NOTE 6: FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. treasuries, domestic and international equities, and exchange-traded mutual funds. Our Level 1 derivative assets include those traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of mutual funds and U.S. treasuries and agency securities in our Separately Managed Accounts and collective trusts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. At the end of 2011 and 2010, the Plan did not hold any financial instruments in Level 3.

Financial Instruments Measured at Fair Value

As of December 31, 2011	Level 1	Level 2	Total
Mutual funds	$3,309,588,308	$—	$3,309,588,308
Microsoft Common Stock	685,134,023	—	685,134,023
Collective trusts		557,834,174	557,834,174
Separately managed accounts
Mutual funds	91,674,860	435,838,287	527,513,147
U.S. government notes and bonds	80,614,481	14,343,707	94,958,188
Foreign government bonds	—	33,775,936	33,775,936
Corporate notes and bonds	—	2,302,892	2,302,892
Common and preferred stock	1,794,225,045	5,152,301	1,799,377,346
Derivatives	169,466	22,644	192,110
Brokerage accounts
Mutual funds	105,781,651	2,665,597	108,447,248
Certificates of deposit	—	2,989,855	2,989,855
U.S. government notes and bonds	1,137,653	16,101	1,153,754
Corporate notes and bonds	—	705,624	705,624
Municipal bonds	—	5,751	5,751
Common and preferred stock	110,262,507	530,806	110,793,313
Derivatives	—	733,704	733,704

Total	$6,178,587,994	$1,056,917,379	$7,235,505,373

	Level 1	Level 2	Total
December 31, 2010
Assets
Mutual funds	$3,105,165,700	$—	$3,105,165,700
Microsoft Common Stock	758,895,868	—	758,895,868
Collective trusts	—	439,740,401	439,740,401
Separately managed accounts
Mutual funds	80,437,243	377,583,981	458,021,224
U.S. government notes and bonds	103,221,286	25,351,433	128,572,719
Foreign government bonds	898,924	10,203,968	11,102,892
Corporate notes and bonds	—	2,727,490	2,727,490
Common and preferred stock	1,895,632,486	18,365,105	1,913,997,591
Derivatives	—	2,540,113	2,540,113
Brokerage accounts
Mutual funds	81,525,425	1,791,868	83,317,293
Certificates of deposit	—	1,536,881	1,536,881
U.S. government notes and bonds	825,747	17,214	842,961
Corporate notes and bonds	—	584,745	584,745
Municipal bonds	—	5,111	5,111
Common and preferred stock	95,396,249	282,326	95,678,575
Derivatives	—	500,435	500,435

Total Assets	$6,121,998,928	$881,231,071	$7,003,229,999

Liabilities
Derivatives	$171,518	$—	$171,518

Total	$6,121,827,410	$881,231,071	$7,003,058,481

No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2011 and 2010.

NOTE 7: DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2011 and 2010.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$7,326,531,250	$7,089,289,092
Less benefits payable	(1,911,951)	(1,573,331)

Net assets available for benefits per the Form 5500	$7,324,619,299	$7,087,715,761

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2011	2010
Benefits paid to the participants per the financial statements	$381,181,636	$318,543,899
Plus benefits payable at year end	338,619	1,573,331

Benefits paid to the participants per the Form 5500	$381,520,255	$320,117,230

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31 but had not been paid as of that date.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2011

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Fair Market Value
BROKERAGE ACCOUNTS
BrokerageLink	224,829,249		$224,829,249

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	8,541,617		89,857,808
BlackRock LifePath Index 2030	18,691,877		185,797,260
BlackRock LifePath Index 2040	20,719,644		196,007,830
BlackRock LifePath Index 2050	5,918,670		54,274,211
BlackRock LifePath Index Retirement	2,766,441		31,897,065

EMPLOYER STOCK
Microsoft Common Stock *	26,391,912		685,134,023

MUTUAL FUNDS
Fidelity Contrafund *	10,224,076		689,204,966
Fidelity Growth Company Fund *	8,476,808		685,010,872
Fidelity Institutional Money Market Fund *	381,175,900		381,175,900
Vanguard Growth Index Fund	4,326,283		137,532,539
Vanguard Institutional Index Fund	4,897,232		563,426,564
Vanguard Short-Term Bond Index Fund	26,030,560		276,184,242
Vanguard Small-Cap Growth Index Fund	14,383,620		309,679,345
Vanguard Value Index Fund	13,061,743		267,373,880

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Mutual funds
SSBK GOVT STIF FUND	24,830,630		24,830,835
Common and preferred stock
AGILENT TECHNOLOGIES INC	382,600		13,364,218
AKAMAI TECHNOLOGIES INC	88,700		2,863,236
ALEXION PHARMACEUTICALS	58,100		4,154,150
ALLERGAN INC	87,382		7,666,897
ALTERA CORP	96,900		3,594,990
AMERIGROUP CORP	130,500		7,709,940
ANSYS INC	153,900		8,815,392
ARCOS DORADOS HLDGS INC A	199,800		4,101,894
ARES CAPITAL CORP	348,000		5,376,600

ARM HOLDINGS PLC SPON ADR	278,300	7,700,561
ARUBA NETWORKS INC	112,700	2,087,204
ATHENAHEALTH INC	215,600	10,590,272
BORGWARNER INC	123,849	7,894,135
BROADCOM CORP CL A	302,220	8,873,179
CABOT OIL & GAS CORP	71,000	5,388,900
CAMERON INTL CORP	249,000	12,248,310
CEPHEID INC	289,400	9,958,254
CERNER CORP	196,606	12,042,118
CHIPOTLE MEXICAN GRILL	24,991	8,440,460
CITRIX SYSTEMS INC	123,300	7,486,776
COACH INC	212,900	13,043,319
CONCUR TECHNOLOGIES INC	31,000	1,574,490
COOPER INDU PLC CL A	105,000	5,716,200
CORE LABORATORIES NV	72,300	8,251,688
CTRIP.COM INTL LTD ADR	204,500	4,785,300
DISCOVER FIN SVCS	442,700	10,669,070
DRESSER RAND GROUP INC	257,325	12,843,091
EDWARDS LIFESCIENCES CORP	112,400	7,946,680
ELECTRONIC ARTS INC	185,300	3,817,180
FOSSIL INC	122,800	9,745,408
GARDNER DENVER INC	99,600	7,675,176
GENTEX CORP	102,000	3,018,180
GREEN MTN COFFEE ROASTERS	39,200	1,758,120
HDFC BANK LTD SPON ADR	125,700	3,303,396
IHS INC CL A	186,400	16,060,224
INCYTE CORP	223,200	3,350,232
INTUITIVE SURGICAL INC	10,889	5,041,716
IPG PHOTONICS CORP	111,200	3,766,344
JUNIPER NETWORKS INC	326,892	6,671,866
LKQ CORP	299,681	9,014,404
LULULEMON ATHLETICA INC	69,000	3,219,540
MEAD JOHNSON NUTRITION CO	59,600	4,109,776
MERCADOLIBRE INC	68,300	5,438,398
METTLER-TOLEDO INTL INC	52,600	7,769,546
NETFLIX INC	15,600	1,080,924
NEW ORIENTL ED&TECH GR IN	197,600	4,752,280
NOBLE ENERGY INC	88,500	8,353,515
OPENTABLE INC	78,900	3,087,357
PALL CORP	72,700	4,154,805
PRECISION CASTPARTS CORP	73,578	12,127,126
QLIK TECHNOLOGIES INC	248,900	6,023,380
RALPH LAUREN CORP	58,100	8,034,068

RED HAT INC	167,605	6,920,410
REGENERON PHARMACEUTICALS	254,800	14,123,564
ROPER INDUSTRIES INC	85,740	7,448,234
SALESFORCE.COM INC	125,100	12,692,646
SINA CORP	61,200	3,182,400
STARWOOD HTLS & RESRT WRL	165,000	7,915,050
TERADATA CORP	155,200	7,528,752
TESLA MOTORS INC	80,600	2,301,936
TRACTOR SUPPLY CO.	69,800	4,896,470
TREEHOUSE FOODS INC	92,300	6,034,574
TRIMBLE NAVIGATION LTD	284,023	12,326,598
ULTA SALON COSMETICS & FR	82,500	5,355,900
UNDER ARMOUR INC CL A	40,000	2,871,600
UNIVERSAL DISPLAY CORP	148,300	5,441,127
VERISK ANALYTICS INC	257,900	10,349,527
VMWARE INC CL A	121,200	10,082,628
WOODWARD INC	39,000	1,596,270
WYNN RESORTS LTD	31,600	3,491,484
Artisan Mid Cap Account Total	34,979,711	$505,950,290

Oakmark Equity & Income Account
Corporate notes and bonds
CABMT 2011-4A A2 1ML+55 1	300,000	300,127
CHIRON MERGER 10.5 1 144C	1,200,000	1,195,950
ONEBEACON US HLDGS 5.875	86,000	89,039
SEALED AIR 5.625 7/1 144A	600,000	639,192
Foreign government bonds
ASML HLDGS NV 5.75 6/13/1	250,000	354,790
CANADA GOVT 1.5% 12/01/12	2,500,000	2,470,650
CANADA GOVT BILL 0 1/19/1	2,450,000	2,433,495
CANADA GOVT I/L 4.25 12A	575,000	1,176,356
CANADA T-BILL 6/07/12	2,450,000	2,411,970
CANADA T-BILL 8/30/12	2,450,000	2,397,195
CANADA T-BILL 0% 10/25/12	2,500,000	2,439,563
CANADA T-BILL 0% 11/22/12	2,500,000	2,436,531
CANADA T-BILL 0% 2/16/12	2,450,000	2,403,305
CANADA T-BILL 0% 3/15/12	2,450,000	2,424,962
CANADA T-BILL 0% 4/12/12	2,450,000	2,423,244
CANADA T-BILL 0% 5/10/12	2,450,000	2,413,881
CANADA T-BILL 0% 7/05/12	2,450,000	2,411,775
CANADA T-BILL 0% 9/27/12	2,500,000	2,443,148
CANADA T-BILL 8/02/12	2,500,000	2,452,980
NORWAY GOVT 6.5% 5/15/13	3,675,000	682,091

Government notes and bonds
USTN .125% 8/31/13	4,900,000	4,894,197
USTN .125% 9/30/13	7,500,000	7,488,320
USTN .375% 8/31/12	2,500,000	2,507,605
USTN .625% 2/28/13	5,100,000	5,137,265
USTN 0.625% 6/30/12	2,400,000	2,406,696
USTN 1% 1/15/14	2,450,000	2,497,877
USTN 1% 9/30/16	5,000,000	5,065,830
USTN 1.125% 12/15/12	2,450,000	2,473,867
USTN 1.125% 6/15/13	4,270,000	4,328,775
USTN 1.375% 10/15/12	2,450,000	2,481,010
USTN 1.375% 11/15/12	2,450,000	2,480,477
USTN 1.375% 5/15/12	2,450,000	2,466,313
USTN 1.375% 9/15/12	2,450,000	2,481,528
USTN 1.5% 7/15/12	2,450,000	2,485,447
USTN 2.875% 1/31/13	11,500,000	11,972,572
USTN TII 1.25% 7/15/20	11,125,000	13,128,555
USTN TII 1.375% 7/15/18	12,000,000	14,343,707
USTN TII 1/15/19	5,000,000	6,318,146
Mutual funds
SSBK GOVT STIF FUND	22,907,579	22,907,723
Common and preferred stock
APACHE CORP	127,000	11,503,660
ARRIS GROUP INC	112,550	1,217,791
BARD C R INC	70,059	5,990,045
BOSTON SCIENTIFIC CORP	1,060,000	5,660,400
BROADRIDGE FINANCIAL SOL	167,375	3,801,086
CARTERS INC	57,000	2,269,170
CENOVUS ENERGY INC	516,950	17,162,740
CIMAREX ENERGY CO	104,500	6,468,550
CONCHO RESOURCES INC	84,775	7,947,656
CVS CAREMARK CORP	150,500	6,137,390
DIAGEO PLC SPON ADR	161,900	14,153,298
DOVER CORP	160,500	9,317,025
ENCANA CORP (US)	240,000	4,447,200
FLOWSERVE CORP	91,400	9,107,096
FOOT LOCKER INC	70,500	1,680,720
GENERAL DYNAMICS CORPORAT	206,450	13,710,345
HOSPIRA INC	224,500	6,818,065
HSN INC	25,200	913,752
INTL BUS MACH CORP	86,725	15,946,993
ITT CORP	—	—
L 3 COMM HLDGS INC	94,800	6,321,264

LABORATORY OF AMER HLDGS	120,900	10,393,773
LEGGETT & PLATT INC	57,500	1,340,900
MARTIN MARIETTA MATERIALS	55,000	4,147,550
MASTERCARD INC CL A	21,100	7,866,502
MINE SAFETY APPLIANCES CO	6,900	228,528
MOHAWK INDUSTRIES INC	61,250	3,665,813
NESTLE SA REG ADR	273,400	15,777,914
OMNICARE INC	129,400	4,457,830
PATTERSON-UTI ENERGY INC	134,800	2,693,304
PENTAIR INC	96,600	3,215,814
PEPSICO INC	146,000	9,762,290
PHARMERICA CORP	45,300	687,654
PHILIP MORRIS INTL INC	156,500	12,402,625
QUEST DIAGNOSTICS INC	163,000	9,463,780
RANGE RESOURCES CORP	60,000	3,716,400
ROCKWELL AUTOMATION INC	119,000	8,731,030
SARA LEE CORP	300,250	5,726,471
SCRIPPS NETWORK INTE CL A	161,000	6,829,620
STERIS CORPORATION	66,000	1,968,120
TE CONNECTIVITY LTD	157,000	4,837,170
TELEDYNE TECHNOLOGIES INC	25,250	1,384,963
TEXAS INSTRUMENTS INC	352,000	10,246,720
TJX COMPANIES INC NEW	138,000	8,907,900
TRACTOR SUPPLY CO.	48,500	3,402,275
ULTRA PETROLEUM CORP	44,000	1,303,720
UNITEDHEALTH GROUP INC	286,825	14,536,291
VARIAN MEDICAL SYS INC	131,100	8,800,743
VCA ANTECH INC	68,000	1,343,000
WALTER ENERGY INC	100,500	6,086,280
XYLEM INC	24,500	629,405
Oakmark Equity & Income Account Total	157,500,838	$478,994,785

PIMCO Total Return Account
Mutual funds
HIGH YIELD PORTFOLIO INST	1,036,971	7,445,450
PAPS SR FLOATNG RATE PORT	81,976	809,107
PIMCO ASSET BACK SECS POR	835,759	8,566,525
PIMCO EMMERG MKTS FD INST	1,277,607	12,609,977
PIMCO INTL PORT FUND(UNLI	6,803,155	35,036,247
PIMCO INV GRD PORT(UNLST)	5,912,779	60,487,733
PIMCO MTG PORT INSTL CL(U	12,623,705	137,977,099
PIMCO MUNI SECTR PORT INS	514,248	4,329,969
PIMCO PRIV EM LOC CURR SF	542,432	2,891,163

PIMCO REAL RETRN BD FD IN	5,272,948	50,145,740
PIMCO SHORT TERM PORT INS	945,399	8,262,783
PIMCO SHORT TM FLT NAV PO	3,295,674	32,979,889
PIMCO US GOVT SECTOR PORT	8,510,493	74,296,604
SSBK GOVT STIF FUND	463,587	463,591
PIMCO Total Return Account Total	48,116,733	$436,301,877

Russell International Growth Account
Mutual funds
SSBK GOVT STIF FUND	9,637,625	9,637,720
SSBK STIF FUND	7,170,934	7,171,503
Derivatives
CAC40 10 EURO FUT JAN12 C	25	—
CURRENCY CONTRACT—AUD	(11,885)	7,349
CURRENCY CONTRACT—CAD	38,128	(8,769)
CURRENCY CONTRACT—EUR	(1,693,906)	(202,323)
CURRENCY CONTRACT—GBP	(1,280,698)	(14,054)
CURRENCY CONTRACT—HKD	4,565,630	539
CURRENCY CONTRACT—JPY	306,003,708	37,612
CURRENCY CONTRACT—NOK	1,071,568	509
CURRENCY CONTRACT—USD	(55,280,960)	23,872
DAX INDEX FUT MAR12 GXH2	5	—
EURO STOXX 50 FUT MAR12 V	98	—
FTSE 100 IDX FUT MAR12 Z	36	15,376
FTSE/MIB IDX FUT MAR12 ST	3	66,762
HANG SENG IDX FUT JAN12 H	4	3,734
IBEX 35 INDEX FUT JAN12 I	4	—
S&P/TSX 60 IX FUT MAR12 P	12	19,089
SPI 200 FUT MAR12 XPH2	12	(4,909)
TOPIX INDX FUT MAR12 TPH2	35	29,559
Common and preferred stock
AAREAL BANK AG	49,419	894,592
ABB LTD (REG) (SWIT)	136,911	2,577,423
ADECCO SA (UNITARY REGD)	35,321	1,479,935
ADIDAS AG	55,212	3,603,919
AGGREKO PLC	36,987	1,158,693
AGILE PROPERTY HLDGS LTD	1,882,000	1,686,545
AIA GROUP LTD	276,000	861,767
AIRASIA BHD	699,500	831,897
AIXTRON SE	93,347	1,212,060
ALCATEL-LUCENT	719,852	1,124,654
ALLIED IRISH BANKS PLC	—	317
ALMACENES EXITO SA	66,618	874,952

AMADEUS IT HLDGS SA CL A	264,414	4,290,198
AMERICA MOVIL SPON ADR SE	13,400	302,840
ANGLO AMER PLC (UK)	51,969	1,920,225
ANGLO IRISH BANK CORP PLC	—	900
ANHEUSER BUSCH INBEV NV	32,963	2,018,377
ANHUI CONCH CEMENT CO H	168,500	500,080
ARCOS DORADOS HLDGS INC A	22,500	461,925
ARM HOLDINGS PLC	418,525	3,848,190
ASM INTL NV (NETH)	—	1,691
ASML HOLDING NV (NETH)	14,948	628,349
AXA SA	87,172	1,133,432
AXIATA GROUP BERHAD	274,600	445,250
B2GOLD CORPORATION	104,700	318,706
BAIDU INC SPON ADR	9,260	1,078,512
BANCO BILBAO VIZ ARGENTAR	—	846
BANCO BRADES SA PFD SPON	56,500	963,089
BANCO SANTANDER SA (SPAIN	456,517	3,468,675
BANK MANDIRI (PERSERO) PT	988,000	735,484
BANK OF NOVA SCOTIA(USD)	35,381	1,780,385
BANK RAKYAT INDONESIA TBK	754,000	561,290
BANPU PUB CO LTD—NVDR	26,000	449,241
BARRICK GOLD CORP (USD)	40,400	1,828,100
BAYER AG	98,335	6,300,834
BEBIDAS DAS AM(CIA) PFD S	21,900	790,371
BEIERSDORF AG	80,580	4,589,804
BEIJING ENTERPRISES HLDGS	62,500	375,003
BELLE INTERNATION HLDGS	632,000	1,101,805
BG GROUP PLC	157,126	3,359,214
BHP BILLITON LTD	40,905	1,439,840
BMW AG (BAYER MTR WKS) (G	24,446	1,651,008
BOSCH CORPORATION	—	850
BOSS (HUGO) AG PFD	11,837	871,811
BRASIL FOODS SA SPON ADR	22,600	445,875
BRIDGESTONE CORP	95,100	2,168,525
BRILLIANCE CH AUTO HLDG	612,000	660,335
BRITISH SKY BROADCAST GRP	103,228	1,174,407
BS FINANCIAL GROUP INC	52,580	499,986
BURBERRY GROUP PLC	80,648	1,493,081
CAE INC	95,100	923,546
CAMECO INC	85,651	1,554,404
CANAD NATL RAIL CO (USD)	69,810	5,484,274
CANADIAN NATL RESOURCES	19,600	735,962
CANON INC	57,100	2,574,378

CAPCOM CO LTD	38,900	918,862
CATCHER TECH CO(CITI)WT 1	32,600	151,240
CEMIG NON-VTG PREF SPON A	84,988	1,568,194
CETIP SA MERCADOS ORGANIZ	39,424	572,467
CHECK POINT SOFTWARE TECH	19,900	1,045,546
CHINA CONSTRUCTION BANK H	1,364,450	952,195
CHINA LONGYUAN POWER GROU	2,023,000	1,581,079
CHINA MERCHANTS BANK CO H	240,500	486,165
CHINA MOBILE LIMITED	85,000	830,672
CHINA RESOURCES LAND LTD	1,088,000	1,748,286
CHINA SHENHUA ENERGY CO H	163,500	709,442
CHINA UNICOM (HONG KONG)	832,000	1,750,429
CHINATRUST FI(JPMS)(CWT)3	850,713	530,906
CHIYODA CORP	67,000	681,622
CIA HERING SA	43,700	761,326
CLICKS GROUP LTD	93,090	533,106
CLUB MEDITERRANEE SA	69,858	1,189,982
CNOOC LTD	415,000	725,633
COCA COLA AMATIL LTD	73,103	860,474
COGNIZANT TECH SOLUT CL A	8,800	565,928
COLOPLAST AS CL B	3,384	489,047
COMPASS GROUP PLC	753,862	7,153,959
COPA HOLDINGS SA CL A	33,400	1,959,578
CREDICORP LTD (USA)	5,080	556,108
CSR CORP LTD H	333,000	190,369
CTRIP.COM INTL LTD ADR	35,400	828,360
DANONE NEW	118,111	7,425,521
DAVIDE CAMPARI SPA MILANO	156,482	1,042,121
DENA CO LTD	14,600	438,009
DENSO CORP	139,800	3,861,688
DEUTSCHE BOERSE AG	—	61,977
DEUTSCHE BOERSE-(ACCEPTNC	25,381	1,330,882
DIALOG SEMICONDUCTOR PLC	44,081	717,795
DNB ASA	50,918	498,541
DR REDDYS LABS LTD ADR	13,200	388,476
DUFRY GROUP	9,585	882,312
ECORODOVIAS INFRAEST E LO	62,700	469,442
ELAN CORP PLC ADR	35,460	487,220
ELRINGKLINGER AG	17,478	433,919
E-MART CO LTD	1,463	351,256
EMPEROR WATCH & JEWELLERY	5,870,000	733,126
ERICSSON CL B ADR	146,500	1,484,045
ERSTE GROUP BANK AG	—	3,491

ESSILOR INTL SA(FRAN)	27,319	1,928,981
EXEDY CORPORATION	14,700	424,202
EXPERIAN PLC	49,606	679,572
EXXARO RESOURCES LTD	22,073	459,364
FANUC CORPORATION	16,000	2,448,905
FIRST CASH FIN SRVS INC	6,900	242,121
FIRSTRAND LIMITED	248,548	638,566
FOMENTO ECONO MEX(FEMSA)S	6,170	430,111
FRESENIUS MED CARE AG & C	21,695	1,474,305
GALAXY ENT GROUP LTD	117,000	214,519
GEA GROUP AG	41,562	1,175,483
GEMALTO NV	—	1,239
GENOMMA LAB INTERNACIONAL	127,700	246,804
GOLAR LNG LTD (NASDAQ)	20,500	911,225
GOLDEN AGRI-RESOURCES LTD	895,000	493,332
GRIFOLS	86,517	1,455,839
GRIFOLS SA—B	10,547	114,677
GRUPO FINANCIERO BANORTE	139,300	422,451
GRUPO TELEVISA (CPO) SPON	19,000	400,140
GS HOLDINGS CORP	6,841	304,616
GUDANG GARAM PT(DEMAT)	99,500	680,891
HAIER ELECTRONICS GRP CO	423,000	378,525
HDFC BANK LTD SPON ADR	74,600	1,960,488
HEINEKEN NV	98,460	4,558,766
HENGAN INTL GRP CO LTD	140,000	1,309,582
HIWIN TECHNOLOGIES CORP	168,000	1,364,636
HOLCIM LTD (REG)	27,170	1,453,753
HOME INNS &HO MGT SPON AD	21,400	552,120
HON HAI PRECISI(CITI) CWT	213,000	583,051
HON HAI PRECISION IND CO	763,000	2,088,582
HSBC BANK PLC (CWT) 1/6/2	27,235	55,126
HSBC HLDGS PLC (UK REG)	890,700	6,877,766
HSBC HLDGS PLC SPON ADR	42,716	1,651,458
HYUNDAI MOBIS	4,228	1,066,969
HYUNDAI MOTOR CO	4,010	739,342
IBERDROLA SA	—	619
IBJ LEASING CO LTD	36,500	810,953
ICICI BANK LTD SPONS ADR	139,090	3,676,149
ILUKA RESOURCES LIMITED	69,662	1,104,218
IMPERIAL HLDGS LTD (SOAF)	21,144	323,475
IMPERIAL TOBACCO GROUP PL	58,904	2,227,702
INDUSTRIAL & COM BK OF CH	2,689,000	1,596,103
INFINEON TECHNOLOGIES AG	122,021	918,602

INFOSYS LTD SPON ADR	76,880	3,950,094
ING GROEP NV CVA	580,011	4,174,260
INPEX CORP	926	5,835,250
INTACT FINL CORP	10,200	586,220
ITAU UNIBANCO HLDG SA SPO	130,099	2,433,208
ITAU UNIBANCO HOLDING SA	38,300	703,732
JERONIMO MARTINS & FILHO	44,293	733,287
JIANGXI COPPER CO LTD H	173,000	373,772
JSC MMC NORILSK NICKL SPO	40,286	617,584
JULIUS BAER GRUPPE AG	155,176	6,070,560
KASIKORNBANK PCL NVDR	123,600	477,190
KB FIN GROUP INC ADR	15,700	493,488
KENMARE RESOURCES PLC (UK	710,249	507,437
KIA MOTORS CORP	11,513	664,966
KOMATSU LTD	104,400	2,440,273
KOZA ALTIN ISLETMELERI AS	32,512	432,918
LANCASHIRE HOLDINGS LTD	101,480	1,141,911
LARGAN PRECISION (UBS AG)	1,700	31,772
LARGAN PRECISION CO LTD	12,000	224,269
LAWSON INC	74,900	4,676,080
LG CHEMICAL LTD	739	204,037
LG HOUSEHOLD & HEALTHCARE	1,176	495,592
LI & FUNG LTD	3,352,000	6,206,288
LINDE AG	44,338	6,630,409
LOCALIZA RENT A CAR SA	38,300	526,234
LUKOIL OIL CO SPONS ADR (	10,564	559,795
LUNDIN PETROLEUM AB	28,725	706,342
LVMH	49,805	7,052,755
M3 INC	93	419,294
MAGNIT OJSC GDR REGS	19,235	407,013
MAKITA CORP	18,500	598,759
MANULIFE FIN CORP (USD)	144,862	1,538,434
MARCOPOLO SA (PN)	101,900	401,007
MEGAWORLD CORP	—	740
METHANEX CORP	57,700	1,321,253
METROPOLITAN BANK & TR CO	344,128	533,383
MILLICOM INTL CELL SA SDR	16,700	1,673,422
MONADELPHOUS GRP LTD	23,977	493,344
MR PRICE GROUP LIMITED	72,935	720,984
MTN GROUP LTD	264,155	4,703,193
NABTESCO CORP	33,000	601,559
NEOPOST SA	17,482	1,212,672
NESTLE SA (REG)	141,692	8,286,554

NEW GOLD INC	44,600	450,204
NEW GOLD INC(US)	21,800	219,744
NEW ORIENTL ED&TECH GR IN	47,725	1,147,786
NHN CORP	2,572	467,013
NICE SYSTEMS LTD SPON ADR	43,729	1,506,464
NOKIAN TYRES PLC	34,179	1,100,723
NOVATEK JT STK GDR REGS	12,695	1,589,414
NOVO-NORDISK AS CL B	22,954	2,638,069
NOVOZYMES A/S B	34,641	1,069,506
OGX PETROLEO E GAS PART S	162,000	1,184,221
OUTOTEC OYJ	49,102	2,313,498
PACIFIC RUBIALES ENERGY	25,200	463,468
PDG REALTY SA	183,900	582,337
PERRIGO CO (USA)	7,479	727,707
PETROBRAS SA SPONS ADR	46,600	1,158,010
PETROFAC LTD	42,240	945,369
PETROLEUM GEO SVCS ASA	153,037	1,674,976
PETRONAS CHEMICALS GROUP	180,100	352,246
PHILIP MORRIS INTL INC	66,050	5,234,463
PING AN INSURANCE CO H	220,000	1,450,313
POSCO SPON ADR	3,400	283,915
POTASH OF SASKATCHEWAN	8,400	347,333
PRADA SPA	271,200	1,227,394
PRUDENTIAL PLC	180,900	1,793,960
PTT PCL NVDR	46,100	463,918
RAKUTEN INC (TOKYO)	1,893	2,041,434
RANDSTAD HOLDINGS NV	134,149	3,969,467
REMY COINTREAU SA	14,201	1,141,324
RICHEMONT CIE FINANCIERE	24,261	1,237,209
RIO TINTO PLC (REGD)	35,542	1,725,064
ROCHE HLDGS GENUSSSCHEINE	8,600	1,545,851
ROLLS-ROYCE HLDGS CLASS C	17,742,315	27,556
ROLLS-ROYCE HOLDINGS PLC	379,217	4,396,742
ROYAL DUTCH SHELL PL CL A	—	3,638
SA SA INTL HLDGS LTD	1,288,000	713,105
SAFRAN (SOCIETE D APPLICA	64,285	1,930,900
SAIPEM SPA	73,691	3,133,418
SALVATORE FERRAGAMO ITAL	125,211	1,649,904
SAMSONITE INTL S.A.	511,500	802,162
SAMSUNG ELEC VTG GDR REGS	4,581	2,119,239
SAMSUNG ELECTRONICS CO	2,924	2,672,690
SAMSUNG ENG CO LTD	1,955	342,510
SAMSUNG HEAVY INDS CO LTD	14,280	347,983

SANDS CHINA LTD	386,800	1,093,176
SANRIO CO LTD	29,500	1,515,916
SANY HEAVY EQUIPMENT CO	911,000	742,491
SAP AG	115,895	6,150,604
SBERBANK OF RUSSIA (USD)	241,756	595,682
SBERBANK SPONSORED ADR	100,600	999,964
SCHNEIDER ELECTRIC SA	146,654	7,722,241
SCHRODERS PLC (NEW) ORD	59,822	1,220,871
SECURITIES PURCHASED PAYA	(564,563)	(564,563)
SECURITIES SOLD RECEIVABL	317,845	317,845
SEEGENE INC	12,703	817,679
SEMEN GRESIK(PERSERO)PT(D	507,000	640,215
SES SA A (LUX)	52,871	1,269,150
SHANGRI-LA ASIA (HOKO)	678,000	1,169,778
SHIN-ETSU CHEMICAL CO LTD	119,400	5,879,634
SHIRE PLC	32,829	1,143,669
SMC CORP	7,900	1,274,839
SNC-LAVALIN GRP INC	25,900	1,299,069
SOC QUIMICA Y MIN CH PFD	33,654	1,812,268
SOFTWARE AG BEARER	24,015	887,633
SSBK GOVT STIF FUND	1,036,827	1,036,833
STANDARD CHARTERED PLC (U	386,177	8,451,052
SUNCOR ENRGY INC	77,782	2,242,691
SWATCH GROUP AG (REG)	—	5,942
SXC HEALTH SOLUTIONS CORP	16,000	903,680
SYNGENTA AG (SWIT)	2,515	736,437
TAIWAN SEMIC MFG CO SP AD	645,895	8,338,504
TECHNIP SA	7,735	727,085
TECK RESOURCES SUB VTG CL	—	3,064
TECNICAS REUNIDAS SA	—	424
TELE2 AB B SHS	37,248	724,834
TELEFONICA SA	—	1,155
TELENOR AS	199,196	3,267,774
TEMENOS GROUP AG	87,912	1,441,564
TENARIS SA SPON ADR	12,800	475,904
TENCENT HOLDINGS LIMITED	96,200	1,933,513
TERUMO CORP	30,100	1,417,690
TESCO PLC	341,498	2,139,889
TEVA PHARMACEUTICAL IND A	71,524	2,886,709
TIM PARTICIPACOES SA SPON	15,200	392,160
TOYOTA MOTOR CORP	83,200	2,772,793
TPK HOLDING (CITI) CWT 1/	8,900	115,934
TRACTEBEL ENERGIA SA	28,200	457,641

TRANSURBAN GROUP STAPLED	252,650	1,489,518
TURKIYE SINAI KALKINMA BA	324,277	314,815
UNILEVER PLC ORD	66,642	2,238,814
UNITED TRACTORS PT	249,000	723,590
URALKALI JSC GDR REGS	12,500	450,000
VALE SA ADR	79,140	1,697,553
VALLOUREC SA	17,635	1,144,989
VANGUARD MSCI EMERGING MR	85,100	3,251,671
VEDANTA RESOURCES PLC	120,223	1,895,252
VIRGIN MEDIA INC	52,200	1,116,036
VODAFONE GROUP PLC	—	50,259
VOPAK (KON) NV	13,489	712,811
WACKER CHEMIE AG	14,143	1,150,603
WAL MART DE MEXICO SPON A	55,540	1,521,241
WANT WANT CHINA HLDGS LTD	717,000	715,468
WEST JAPAN RAILWAY CO	33,700	1,464,646
WOODSIDE PETROLEUM LTD	59,583	1,865,755
WORLEYPARSONS LTD	85,083	2,233,550
XSTRATA PLC	223,253	3,391,741
YAMAHA MOTOR CO LTD	—	994
YARA INTERNATIONAL ASA	27,465	1,102,283
ZODIAC AEROSPACE	13,407	1,136,341
Russell International Growth Account Total	342,511,028	$446,600,489

Russell International Value Account
Corporate notes and bonds
FIRST URANIUM CONV 4.25 6	128,000	78,584
Mutual funds
SSBK GOVT STIF FUND	12,077,086	12,077,178
Derivatives
CAC40 10 EURO FUT JAN12 C	18	—
CURRENCY CONTRACT—AUD	(80,611)	(15,569)
CURRENCY CONTRACT—BRL	10,692	—
CURRENCY CONTRACT—CAD	146,923	(12,444)
CURRENCY CONTRACT—CHF	(659,892)	(261,294)
CURRENCY CONTRACT—DKK	1,818,017	(22,016)
CURRENCY CONTRACT—EUR	(1,619,773)	(216,424)
CURRENCY CONTRACT—GBP	(2,430,594)	(110,142)
CURRENCY CONTRACT—HKD	10,129,805	763
CURRENCY CONTRACT—ILS	1,558,655	(16,427)
CURRENCY CONTRACT—JPY	577,309,190	54,569
CURRENCY CONTRACT—NOK	306,769	(693)
CURRENCY CONTRACT—NZD	7,105	350

CURRENCY CONTRACT—SEK	4,642,001	(29,022)
CURRENCY CONTRACT—SGD	179,800	(14,080)
CURRENCY CONTRACT—USD	(541,269,427)	820,338
DAX INDEX FUT MAR12 GXH2	3	—
EURO STOXX 50 FUT MAR12 V	66	—
FTSE 100 IDX FUT MAR12 Z	26	11,105
FTSE/MIB IDX FUT MAR12 ST	2	44,116
HANG SENG IDX FUT JAN12 H	3	2,800
IBEX 35 INDEX FUT JAN12 I	2	—
S&P/TSX 60 IX FUT MAR12 P	8	12,726
SPI 200 FUT MAR12 XPH2	8	(3,272)
TOPIX INDX FUT MAR12 TPH2	22	18,580
Common and preferred stock
3I GROUP PLC	44,873	126,147
ACCIONA SA	1,273	109,956
ACE LTD	16,700	1,171,004
ADVANCED INFO SVCS (LOC)	23,500	104,486
ADVANTEST CORP	13,200	125,714
AEGIS GROUP PLC	711,590	1,595,917
AEGON NV	398,043	1,597,719
AEGON NV (NY REGD)	74,332	298,815
AEON CO LTD	6,800	93,388
AGEAS (BELG)	187,553	291,322
AHOLD NV (KONINKLIJKE)	195,059	2,627,100
AHOLD NV (KONINKLIJKE)SPO	6,883	92,576
AISIN SEIKI CO LTD	7,800	222,350
AJINOMOTO CO INC	26,000	312,142
AKER SOLUTIONS ASA	6,099	64,203
AKZO NOBEL NV	47,103	2,277,844
ALCATEL-LUCENT	267,155	417,387
ALIMENTATION COUCH C CL B	11,552	359,582
AMP LTD (POST RECON)	333,901	1,389,758
ANGLOGOLD ASHANTI LTD	20,035	852,268
ANGLOGOLD ASHANTI SPON AD	16,718	709,679
ANHEUSER BUSCH INBEV NV	6,700	410,252
ARAB BANK PLC	30,825	341,389
ARCELIK AS	41,832	135,815
ARKEMA	3,795	268,700
ARM HOLDINGS PLC	68,891	633,428
ARM HOLDINGS PLC SPON ADR	1,022	28,279
ARYZTA AG	4,275	206,660
ASML HLDG NV (NY REG SHS)	11,555	482,883
ASTRAZENECA PLC (UK)	35,920	1,659,727

ASTRAZENECA PLC SPONS ADR	10,096	467,344
AVIVA PLC	242,984	1,135,191
AXA SA	97,362	1,265,925
BAE SYSTEMS PLC	723,967	3,205,748
BALOISE HOLDINGS AG	4,152	288,199
BANCA CARIGE SPA	69,212	132,590
BANCA MONTE DEI PASCH SIE	307,803	100,362
BANCO BILBAO VIZ ARGENTAR	—	—
BANCO COMERCIAL PORTUGUE	1,234,272	217,279
BANCO ESPIRITO SANTO (REG	212,569	371,452
BANCO POPULAR ESPANOL SA	73,904	336,728
BANCO SANTANDER SA (SPAIN	124,473	945,762
BANCO SANTDR SA UNIT	21,300	172,384
BANKERS PETROLEUM LTD	122,307	533,232
BANKIA SA	10,898	50,712
BANKINTER SA	65,187	400,796
BANRO CORP	43,523	161,545
BARCLAYS PLC ORD	294,900	806,351
BARRICK GOLD CORP (USD)	27,300	1,235,325
BEBIDAS DAS AM(CIA) PFD S	26,320	949,889
BEBIDAS DAS AMERS (CIA) P	14,700	530,974
BEC WORLD PLC (LOC)	505,800	720,285
BELGACOM SA	39,041	1,224,960
BIM BIRLESIK MAGAZALAR AS	10,252	285,533
BNP PARIBAS (FRAN)	3,587	140,915
BP PLC	748,135	5,350,853
BRASIL FOODS SA SPON ADR	2,119	41,806
BRASIL TELECOM SA SPON AD	4,312	76,710
BRASILAGRO	47,200	244,714
BRIDGESTONE CORP	41,600	948,587
BROTHER INDUSTRIES	14,000	171,896
BT GROUP PLC	327,466	984,148
C.P. ALL PCL (LOC)	332,000	543,703
CABLE & WIRELESS WORLDWID	418,434	110,481
CANADIAN NATL RAILWAY CO	2,718	213,912
CANON INC	92,100	4,152,368
CAP GEMINI SA	49,475	1,546,256
CARILLION PLC	163,725	764,903
CARREFOUR SA (SUPERMARCHE	95,721	2,182,521
CATHAY FIN HLDG CO LTD	331,500	357,935
CEMIG (CIA ENG MIN GER) P	7,400	132,137
CGA MINING LTD (CANA)	142,685	287,219
CGI GROUPE CL A SUB VTG	6,965	131,312

CHAODA MODERN AGRIC(HLDGS	1,354,000	87,168
CHEUNG KONG INFRASTR HLDG	36,000	210,903
CHINA HONGXING SPORTS LTD	3,613,000	320,314
CHINA MOBILE LIMITED	177,000	1,729,753
CHINA MOBILE LIMITED SPON	19,547	947,834
CHINA SHENHUA ENERGY CO H	34,000	147,529
CHINA TELECOM SPON ADR H	2,319	132,484
CHINA UNICOM (HK) SPON AD	12,223	258,272
CHINA UNICOM (HONG KONG)	370,000	778,436
CHORUS LTD	1,452	3,527
CIELO SA	2,000	51,739
CJ CHEILJEDANG CORP	1,929	486,114
CNP ASSURANCES	13,917	172,540
COCA COLA HELLEN BOTTLNG	5,717	98,051
COMPAGNIE GENE DE GEO-VER	11,614	272,551
CREDIT AGRICOLE SA	99,559	561,870
CREDIT SUISSE GROUP AG	33,250	781,374
CRESUD SACIFYA SPON ADR	32,768	373,228
DAI ICHI LIFE INSURANCE C	600	590,138
DAI NIPPON PRINTING CO	120,000	1,153,771
DANSKE BK AS	56,400	716,454
DELHAIZE FRER LE LION SPO	3,683	207,206
DELHAIZE GROUP	760	42,699
DELTA LLOYD NV	12,074	203,172
DENSO CORP	200	5,525
DEUTSCHE BANK AG (GERW)	8,800	335,286
DEUTSCHE BOERSE-(ACCEPTNC	18,600	975,312
DEUTSCHE POST AG	46,300	711,977
DIA SA(DISTRIBUIDORA INTL	161,776	731,863
E.ON AG	72,095	1,575,510
EADS NV	33,725	1,057,166
EASTERN PLATINUM LTD	301,918	160,090
EASTERN TOBACCO CO	29,791	458,171
EFG HERMES HOLDINGS SAE	276,763	458,920
EGIS PHARMACEUTICALS PLC	9,833	714,672
ELETROBRAS (ON)	40,218	385,084
ELETROBRAS (ON) SPON ADR	36,284	387,707
ELETROBRAS PREF B SPON AD	—	858
ELETROPAULO METRO SA PN P	13,400	265,274
ELPIDA MEMORY INC	37,000	172,104
EMAAR PROPERTIES	779,837	545,630
E-MART CO LTD	832	199,757
EMBRAER S A SPON ADR	7,065	178,179

ENEL (ENTE NAZ ENERG ELET	403,050	1,640,250
ENI SPA	175,913	3,645,506
ENTERPRISE INNS PLC	161,434	70,205
ERSTE GROUP BANK AG	16,080	282,758
FABER GROUP BHD	231,800	130,890
FEDERAL GRID CO UNIFIED (	13,184,090	115,371
FEDERAL HYDROGENERATING A	198,253	604,672
FERTILIZANTES HERINGER SA	23,700	141,193
FIRST BANK OF NIGERIA PLC	3,360,843	184,298
FIRST URANIUM CORP	44,000	7,129
FMTC INR UNREALIZED G/L	1	—
FORD OTOMOTIVE SANAYII AS	1,391	11,290
FRANCE TELECOM SA	154,000	2,418,962
FUJI ELECTRIC CO LTD	57,000	156,266
FUJI HEAVY INDUSTRIES LTD	58,000	350,419
FUJIFILM HOLDINGS CORP	58,700	1,390,374
FURUKAWA ELECTRIC CO LTD	70,000	160,982
GAFISA SA	31,300	69,212
GAM HOLDING LTD	68,850	747,772
GAZPROM O A O SPON ADR	230,828	2,465,474
GAZPROM O A O SPON ADR (U	135,625	1,445,763
GECINA SA	4,695	395,019
GENERALI SPA (ASSICURAZIO	17,543	264,090
GETINGE AB SER B	7,820	198,202
GLAXOSMITHKLINE PLC	238,916	5,530,682
GLAXOSMITHKLINE PLC SPONS	4,394	200,498
GOLD FIELDS LTD	37,125	573,022
GOLD FIELDS LTD SPON ADR	45,725	697,306
GP INVESTMENTS LTD BDS	180,003	383,540
GRAN COLOMBIA GOLD 8/24/1	86,474	13,161
GRAN COLOMBIA GOLD CORP	295,080	150,669
GRUMA SAB CL B	58,667	110,988
H LUNDBECK AS	9,194	172,907
HACHIJUNI BANK LTD	75,000	427,792
HANKOOK TIRE CO LTD	2,316	91,019
HANNOVER RUECKVERSICHERUN	2,854	141,581
HEINEKEN HOLDING NV	6,752	276,352
HENKEL AG & CO KGAA ORD	15,128	732,355
HINO MOTORS LTD	58,000	351,926
HOME RETAIL GROUP PLC	873,810	1,201,078
HON HAI PREC IND CO REGS	76,846	422,653
HON HAI PRECISION IND CO	440,264	1,205,147
HSBC HLDGS PLC (UK REG)	232,200	1,791,486

HUANENG POWER INTL H SPON	3,570	75,041
HUANENG POWER INTL INC H	3,360,000	1,786,728
HYUNDAI MOBIS	6	1,524
HYUNDAI MOTOR CO	2,946	543,168
IBERDROLA SA	312,731	1,958,880
ICADE REIT	2,137	168,153
IMPALA PLATINUM HLDGS LTD	34,108	707,080
IMPERIAL TOBACCO GROUP PL	20,600	779,076
INDIA CEMENTS LTD (DEMAT)	248,575	309,224
INDRA SISTEMAS SA	133,104	1,694,815
INDUSTRIAS BACHOCO US SPO	9,873	188,278
INFINEON TECHNOLOGIES AG	111,375	838,457
ING GROEP NV CVA	106,008	762,925
INMARSAT PLC	46,830	294,355
INPEX CORP	16	100,825
INTESA SANPAOLO SPA	1,360,235	2,278,331
INTESA SANPAOLO SPA N/C R	105,449	131,511
IRISH BANK RESOLTN CRP LT	116,000	2
ISUZU MOTORS LTD	32,000	148,015
ITV PLC	424,560	449,385
IVANHOE MINES LTD	5,605	99,321
JAPAN PETROLEUM EXPLRN CO	1,700	66,485
JAPAN TOBACCO INC	456	2,144,767
JERONIMO MARTINS & FILHO	2,533	42,444
JGC CORP	2,000	48,022
JOLLIBEE FOOD CORP	146,700	302,669
KAO CORP	110,000	3,005,652
KAWASAKI KISEN KAISHA LTD	75,000	135,451
KAZKOMMERTSBK SP GDR 144A	57,221	154,497
KBC GROUPE SA	36,916	464,987
KDDI CORP	22	141,493
KIA MOTORS CORP	28,183	1,627,789
KINGFISHER PLC	132,291	515,108
KINROSS GOLD CORP	46,300	527,820
KLCC PROPRETY HLDGS BHD	206,700	205,396
KOREA ELECTRIC POWER SPON	38,210	419,546
KRKA DD	4,359	298,477
KT & G CORP	3,157	227,949
KT CORP SPON ADR	89,100	1,475,991
LAGARDERE SCA (REG)	27,725	732,100
LAWSON INC	5,300	330,884
LG DISPLAY CO LTD	11,360	243,589
LG ELECTRONICS INC	3,520	225,873

LG ELECTRONICS INC PFD	37,300	777,063
LG HOUSEHOLD & HEALTHCARE	513	216,189
LINDT & SPRUENGLI AG (REG	4	133,695
LINDT & SPRUENGLI AG PART	44	130,901
LLOYDS BANKING GROUP PLC	1,386,989	558,046
LOTTE SHOPPING CO LTD	1,258	368,888
LUKOIL OIL CO SPONS ADR (	18,243	970,528
LUKS GROUP(VIETNAM HDGS)C	710,000	141,697
MABUCHI MOTOR CO LTD	26,200	1,108,049
MAGNA INTERNATIONAL (USD)	12,000	399,720
MAGNOLIA FIN 4 3MEURO PER	100,000	—
MANDO CORP	781	139,255
MEDCO ENERGI INTL TBK PT	1,389,500	371,606
MEDIASET SPA	60,643	167,825
MEDIOBANCA SPA	36,083	207,654
MERCK KGAA	2,141	213,474
METRO INC	2,825	149,794
MICHELIN CL B (REG)	3,651	215,853
MICROSOFT DEL REY GL SEP	4,917,539	—
MILLICOM INTL CELL SA SDR	3,308	331,478
MIRAE ASSET SECURITIES CO	8,330	226,162
MITSUBISHI ELECTRIC ORD	31,000	297,252
MITSUBISHI UFJ FINL GRP	186,300	791,530
MITSUI OSK LINES LTD	103,000	398,805
MORRISON (WM) SUPERMARKET	27,863	141,164
MS&AD INSURANCE GRP HLDGS	87,700	1,624,897
MUNICH REINSURANCE (REG)	4,614	566,060
MURRAY & ROBERTS HLDGS	82,053	260,716
NATIONAL GRID PLC	51,325	509,326
NATIXIS	459,668	1,156,669
NCSOFT CORPORATION	523	138,726
NESTE OIL OYJ	18,847	190,407
NESTLE SA (REG)	20,400	1,172,976
NEWMONT MINING CORP	20,400	1,224,204
NEXEN INC (USD)	33,800	539,420
NII HOLDINGS INC	20,668	440,228
NIKO RES LTD	10,540	499,781
NINTENDO CO LTD	13,300	1,831,742
NIPPON TELEG & TELEPH SPO	9,637	244,105
NIPPON TELEGRAPH & TELEPH	20,100	1,027,655
NIPPON YUSEN KK	126,000	322,510
NISSAN MOTOR CO LTD ORD	58,375	524,855
NISSIN FOOD HLDGS CO LTD	4,400	172,364

NOKIA CORP SPON ADR	125,937	607,016
NOKIA OYJ	308,376	1,505,639
NOVARTIS AG (REG)	102,998	5,951,882
NOVO-NORDISK AS CL B ADR	15,548	1,792,062
NTPC LTD	40,586	123,140
NTT DOCOMO INC	1,493	2,744,878
NTT DOCOMO INC SPON ADR	2,100	38,535
OLD MUTUAL PLC (UK)	196,710	413,980
ONO PHARMACEUTICAL CO LTD	4,900	275,034
OPEN TEXT CORPORATION	1,282	65,749
ORASCOM DEVELOPMENT HLDGS	11,419	174,480
ORIENTAL WEAVERS GROUP	48,739	242,533
ORIX CORP	6,320	522,253
OTE (GREEK TELECOM) SA	52,044	194,013
OTSUKA HOLDINGS CO LTD	7,300	205,252
PAGESJAUNES GROUPE SA	75,694	274,829
PAMPA HLDG SA ADR	20,645	221,934
PANTALOON RETAIL INDIA	92,830	231,177
PCCW LTD	399,000	137,168
PETROBRAS ARGENTINA SA AD	20,400	257,448
PETROBRAS PN SPON ADR	38,763	910,543
PETROBRAS SA SPONS ADR	20,514	509,773
PEUGEOT CITROEN SA	11,925	186,927
PHILIPS ELEC (KON) NV	88,355	1,861,890
PIRELLI & CO	23,552	198,310
POLYUS GOLD INTL -SPN GDR	245,984	725,653
PORSCHE AUTO HLDG NON-VTG	7,000	375,774
PROFARMA DISTRIB DE PRD F	35,800	206,553
PRUDENTIAL PLC	18,176	180,249
QBE INSURANCE GROUP LTD	136,156	1,803,157
REED ELSEVIER NV	227,018	2,646,726
REI AGRO LTD (DEMAT)	737,895	229,657
RENAISSANCERE HLDGS LTD	12,500	929,625
RENAULT SA ORD	21,299	738,861
REPSOL YPF SA ORD	14,467	444,464
RESEARCH IN MOTION LTD	12,613	182,889
RESOLUTION LTD	64,567	252,110
ROHM CO LTD	16,000	746,313
ROSNEFT OC OJSC GDR REGS	51,868	342,329
ROYAL BANK OF SCOTLAND GR	1,695,250	531,335
ROYAL DUTCH SHELL PL CL A	142,224	5,186,231
ROYAL DUTCH SHELL PL CL B	35,212	1,342,081
RWE AG	79,684	2,800,332

SABESP(CIA SANEAM BASIC)S	4,740	263,781
SAFARICOM LTD	16,246,200	563,176
SAMSUNG ELECTRONICS CO	1,310	1,197,409
SAMSUNG ELECTRONICS CO PF	264	152,490
SANKYO CO GUNMA (6417)	6,600	334,009
SANOFI	55,531	4,079,152
SANTEN PHARMACEUTICAL CO	6,300	259,482
SAP AG SPON ADR	546	28,911
SASOL LTD	16,445	785,317
SASOL LTD SPON ADR	3,313	157,036
SBERBANK SPONSORED ADR	10,485	104,221
SEGA SAMMY HOLDINGS INC	26,400	570,431
SEIKO EPSON CORP	35,100	466,541
SEKISUI HOUSE LTD	95,000	843,046
SEVEN & I HOLDINGS CO LTD	163,000	4,542,779
SGS SA (REG)	331	548,054
SHIN-ETSU CHEMICAL CO LTD	45,500	2,240,564
SHIRE PLC	10,551	367,567
SHIRE PLC SPON ADR	1,663	172,786
SHISEIDO CO LTD	47,700	876,964
SIEMENS AG (REGD)	21,400	2,048,150
SILVER STANDARD RESOURCES	18,091	250,018
SINGAPORE TELECOM (SING)	483,000	1,175,896
SINO FOREST CORP	42,000	—
SJM HOLDINGS LIMITED	8,000	13,061
SK HYNIX INC	24,200	459,723
SK TELECOM (1/9) SPON ADR	7,682	110,040
SK TELECOM LTD	1,650	210,876
SLC AGRICOLA SA	11,300	94,005
SMITH & NEPHEW PLC	118,100	1,147,336
SMITH & NEPHEW PLC SPON A	5,292	254,810
SOCIETE GENE PARIS CL A	76,701	1,708,143
SOFTBANK CORP	34,300	1,010,305
SOLIDERE GDR 144A	19,412	277,397
ST GOBAIN CIE DE	50,882	1,953,786
STARHUB LTD	95,000	213,121
STATOIL ASA SPONS ADR	3,847	98,522
STMICROELECTRONICS NV (NY	30,361	181,680
STORA ENSO AB R 1/10 VTG(	127,602	764,398
SUMITOMO MITSUI FINL GROU	36,600	1,019,560
SUMITOMO MITSUI TR HLDGS	151,000	443,396
SUNCOR ENRGY INC	17,300	498,759
SWISS LIFE HLDGS AG (NEW)	6,036	555,300

TAIWAN SEMIC MFG CO SP AD	129,760	1,675,202
TAIWAN SEMICONDUCT MFG CO	368,000	921,063
TAKEDA PHARMACEUTICAL CO	59,500	2,613,006
TDK CORP	200	8,861
TE CONNECTIVITY LTD	44,625	1,374,896
TELE2 AB B SHS	26,333	512,431
TELECOM EGYPT SAE	168,611	368,494
TELECOM ITALIA SPA	1,019,900	1,097,052
TELECOM ITALIA SPA ADR	11,573	123,252
TELECOM ITALIA SPA RISP	1,402,930	1,256,639
TELECOM NEW ZEALAND	48,182	77,650
TELEFONICA SA	130,754	2,270,597
TELEKOM INDO SER B SPON A	21,032	646,524
TELEKOM MALAYSIA BHD	595,600	931,917
TELENOR AS	41,395	679,078
TELSTRA CORP LTD	677,185	2,306,102
TELSTRA CORP LTD SPON ADR	19,936	339,909
TESCO PLC	591,825	3,708,484
TEVA PHARMACEUTICAL IND A	53,200	2,147,152
TF-1	33,499	327,029
THIRD GEN CO (OGK3) (USD)	7,164,126	190,871
THK CO LTD	60,000	1,182,615
TIGER BRANDS LTD	5,292	164,465
TIM PARTICIPACOES SA SPON	10,094	260,425
TOKIO MARINE HOLDINGS INC	96,700	2,142,188
TOTAL SA (FRAN)	75,078	3,838,648
TOTAL SA SPONS ADR	8,187	433,254
TOYOTA MOTOR CORP	95,900	3,196,044
TRAVIS PERKINS PLC	139,300	1,721,094
TUI TRAVEL PLC	83,553	215,159
TURK SISE VE CAM FABRIKAL	74,667	112,892
TURKCELL ILETISIM HIZMET	95,688	450,774
UBS AG (REGD)	95,675	1,138,952
UNIBAIL-RODAMCO	395	71,018
UNICREDIT SPA	83,752	695,983
UNILEVER NV CVA (BEARER)	35,000	1,205,256
UNILEVER PLC ORD	92,915	3,121,445
UNIONE DI BANCHE ITALIANE	25,924	106,238
UNITED LAB INT HLDGS	764,000	439,714
UNITED OVERSEAS BANK (LOC	170,385	2,005,766
UNITED PHOSPHORUS LTD	69,704	166,848
USIMINAS PN (PFD REG) A S	103,600	564,373
VALEO SA	5,250	208,693

VIENNA INSURANCE GROUP AG	10,645	421,910
VILLAGE MAIN REEF LTD	687,489	174,585
VIVENDI	26,329	576,638
VODAFONE GROUP PLC	1,758,138	5,077,647
VODAFONE GROUP PLC SPON A	9,935	309,959
VOLKSWAGEN AG	10,757	1,451,426
WESFARMERS LTD	59,015	1,780,375
WOLTERS KLUWER NV	46,835	809,623
YAMAHA MOTOR CO LTD	300	4,264
ZENITH BANK PLC	6,730,133	505,071
ZURICH INSURANCE GROUP AG	9,995	2,261,553
Russell Intnational Value Account Total	166,469,285	$296,662,867

Russell Small/Mid Cap Value Account
Mutual funds
SSBK GOVT STIF FUND	8,536,388	8,536,484
SSBK STIF FUND	6,049,396	6,049,805
Derivatives
RUSSELL 2000 MINI MAR12 R	165	(46,200)
Common and preferred stock
AARONS INC A	25,770	687,544
ABERCROMBIE & FITCH CL A	14,060	686,690
ACI WORLDWIDE INC	49,500	1,417,680
ACXIOM CORP	50,800	620,268
AECOM TECHNOLOGY CORP	39,400	810,458
AEROPOSTALE INC	81,700	1,245,925
AFFILIATED MANAGERS GRP	29,900	2,868,905
AFFYMETRIX INC	94,230	385,401
AGCO CORP	49,431	2,124,050
AKAMAI TECHNOLOGIES INC	42,866	1,383,714
ALASKA AIR GROUP INC	11,190	840,257
ALBEMARLE CORP	7,900	406,929
ALERE INC	46,651	1,077,172
ALEXANDER & BALDWIN INC	24,887	1,015,887
ALLEGIANT TRAVEL CO	27,600	1,472,184
ALLIANCE FINANCIAL CORP	1,540	48,033
ALLIED WRLD ASSURNCE HLDG	13,480	853,351
ALLOS THERAPEUTICS INC	74,640	105,989
ALON USA ENERGY INC	35,970	313,299
ALPHATEC HOLDINGS INC	25,400	43,688
ALTERRA CAPITAL HLDGS LTD	34,000	803,420
AMERICAN EAGLE OUTFITTERS	155,863	2,400,290
AMERICAN FINL GROUP OHIO	23,250	857,693

AMERICAN SAFETY INS GRP	4,330	94,178
AMERICAS CAR MART INC	55,100	2,158,818
AMERIPRISE FINANCIAL INC	22,726	1,128,119
AMETEK INC NEW	16,800	707,280
ANADIGICS INC	61,090	133,787
ANALOGIC CORP	18,858	1,080,941
ANDERSONS INC	32,076	1,405,250
ARES CAPITAL CORP	236,438	3,652,967
ARGO GROUP INTL	14,810	428,898
ARKANSAS BEST CORP	35,420	682,543
ARRAY BIOPHARMA INC	37,610	81,238
ASCENA RETAIL GROUP INC	28,500	847,020
ASPEN INSURANCE HLDGS LTD	64,720	1,715,080
ASSURANT INC	22,570	926,724
ASSURED GUARANTY LTD	48,980	643,597
ASTEC INDUSTRIES INC	28,783	927,100
ASTEX PHARMACEUTICALS INC	36,960	69,854
ATLAS AIR WORLD	88,300	3,393,369
ATMEL CORP	100,900	817,290
ATWOOD OCEANICS INC	19,000	756,010
AURICO GOLD INC	89,650	718,097
AUTOLIV INC	8,800	470,712
AVERY DENNISON CORP	27,650	793,002
AVNET INC	30,100	935,809
BALLY TECHNOLOGIES INC	7,320	289,579
BANK MARIN BANCORP	1,800	67,662
BANK OF THE OZARKS INC	58,100	1,721,503
BANKUNITED INC	28,380	628,049
BARRETT BUSINES SERVICES	3,580	71,457
BIG LOTS INC	39,400	1,487,744
BIOMED REALTY TRUST INC	73,220	1,338,462
BLACK BOX CORPORATION	28,550	802,541
BLACK HILLS CORP	42,909	1,440,884
BOOZ ALLEN HAMILTON CL A	29,940	516,465
BOSTON PRIVATE FINL HLDG	171,566	1,362,234
BRIGGS & STRATTON CORP	—	11,495
BRIGHTPOINT INC	116,950	1,258,382
BRINKS CO	61,840	1,662,259
BRISTOW GROUP INC	11,450	542,616
BROADRIDGE FINANCIAL SOL	44,400	1,008,324
BUILD A BEAR WORKSHOP INC	13,810	116,833
CABOT CORP	47,890	1,539,185
CACI INTL INC CL A	12,350	690,612

CALIFORNIA WATER SVC GRP	32,800	598,928
CALLAWAY GOLF CO	204,374	1,130,188
CAMDEN PROPERTY TR—REIT	12,400	777,852
CAPITAL CITY BANK GROUP	4,120	39,346
CAPITALSOURCE INC	219,500	1,470,650
CASH AMERICA INTL INC	52,000	2,424,760
CELADON GRP INC	22,440	265,465
CENTENE CORP	17,770	703,514
CHEMED CORP	10,100	517,221
CHEMTURA CORP NEW	58,500	663,390
CHICAGO BRIDGE & IRON (NY	18,350	693,768
CHRISTOPHER & BANKS CORP	67,039	156,871
CIRCOR INTERNATIONAL INC	31,381	1,108,063
CITI TRENDS INC	6,200	54,436
CITIZENS & NORTHERN CORP	2,840	52,455
CITIZENS REPUBLIC BANCORP	9,300	106,020
CITY NATIONAL CORP	7,220	318,980
CLECO CORP	21,670	825,627
CLOUD PEAK ENERGY INC	72,500	1,400,700
COGDELL SPENCER INC	14,410	65,114
COLUMBUS MCKINNON CORP NY	7,570	96,063
COMERICA INC	25,500	660,450
COMFORT SYSTEMS USA INC	17,150	183,848
COMPUTER SCIENCES CORP	25,610	612,079
CON WAY INC	25,990	757,868
CONCHO RESOURCES INC	19,700	1,846,875
CONMED CORP	38,741	994,481
CONN WATER SVC IND	3,440	93,327
CONSTELLATION BRANDS CL A	48,200	996,294
CONTANGO OIL & GAS CO	11,800	686,524
CONVERGYS CORP	158,700	2,026,599
COOPER COMPANIES INC	12,550	885,026
CORE-MARK HOLDING CO INC	6,850	271,260
COURIER CORP	2,400	28,152
CRACKER BARREL OLD CTRY S	6,740	339,763
CRANE CO	28,990	1,354,123
CRAY INC	26,540	171,714
CREE INC	34,048	750,418
CSG SYSTEMS INTL INC	28,010	412,027
CURTISS WRIGHT CORPORATIO	30,100	1,063,433
CYNOSURE INC CL A	77,148	907,260
CYS INVESTMENTS INC	98,200	1,290,348
CYTEC INDUSTRIES INC	27,523	1,228,902

DARLING INTL INC	67,950	903,056
DEAN FOODS CO	74,790	837,648
DELEK US HOLDINGS INC	47,720	544,485
DELPHI FIN GROUP CL A	16,450	728,735
DIAMONDROCK HOSPITALITY C	136,800	1,330,682
DIANA SHIPPING INC	97,405	728,589
DIGITAL GENERATION INC	71,000	846,320
DONNELLEY R R & SONS CO	101,400	1,463,202
DSP GROUP	12,400	64,604
DSW INC CL A	4,270	188,777
EBIX INC	49,550	1,095,055
ELECTRO RENT CORP	22,041	382,736
ELECTRO SCIENTIFIC INDS	107,200	1,552,256
EMCOR GROUP INC	63,270	1,696,269
EMULEX CORP	68,780	471,831
ENCORE CAP GROUP INC	22,800	484,728
ENDO PHARMACEUTICALS HLDG	43,900	1,515,867
ENDURANCE SPECIALTY HLDGS	37,000	1,415,250
ENERGY PARTNERS LTD	38,850	567,210
ENERSYS INC	29,100	755,727
ENTERTAINMENT PPTYS TR RE	22,700	1,008,107
ENTROPIC COMM INC	135,300	691,383
EQUIFAX INC	40,500	1,568,970
EXTRA SPACE STORAGE INC	30,530	739,742
EXTREME NETWORKS INC	51,280	149,738
EZCORP INC CL A NON VTG	38,600	1,017,882
FAIR ISSAC CORP	18,700	670,208
FIFTH STREET FINANCE CORP	75,300	720,621
FINISH LINE INC CL A	32,764	631,854
FIRST BANCORP NC	5,140	57,722
FIRST FINANCIAL BANCORP	64,000	1,098,926
FIRST INTERSTATE BANCSYS/	7,720	101,518
FIRST OF LONG ISLAND CORP	2,090	55,490
FLOW INTL CORP	20,220	70,770
FMC CORP NEW	20,500	1,766,895
FORESTAR GROUP INC	70,079	1,060,295
FRANKLIN STREET PPTYS	96,896	964,115
FRESH DEL MONTE PRODUCE	27,760	694,278
FTI CONSULTING INC	19,700	835,674
FULTON FINANCIAL CORP	81,370	803,122
FXCM INC CLASS A	24,010	234,098
GAIN CAPITAL HOLDINGS INC	7,430	49,781
GFI GROUP INC	38,100	156,972

GLOBAL PAYMENTS INC	23,000	1,089,740
GOVERNMENT PPTYS INCOME T	36,900	832,095
GRACE W R & CO	15,760	723,699
GRAFTECH INTL LTD	93,195	1,272,112
GRANITE CONSTRUCTION INC	41,360	986,436
GREIF INC CL A	13,000	597,610
GROUP 1 AUTOMOTIVE INC	14,350	743,330
GULFMARK OFFSHORE CLASS A	15,690	659,137
HANMI FIN CORPORATION	10,175	75,295
HARMAN INTL IND INC NEW	17,020	647,441
HARRIS CORP	41,300	1,488,452
HATTERAS FINANCIAL CORP	52,800	1,439,856
HAWAIIAN HLDGS INC	66,990	388,542
HCC INSURANCE HLDGS INC	22,000	608,410
HEADWATERS INC	79,560	176,623
HEALTH NET INC	26,510	806,434
HELMERICH & PAYNE INC	11,380	664,137
HENRY SCHEIN INC	22,100	1,423,903
HERITAGE FIN CORP WASH	4,260	53,506
HOME FEDERAL BANCORP MD	3,800	39,520
HOSPITALITY PROPERTY TR R	95,817	2,201,875
HOT TOPIC INC	84,700	559,867
HUDSON VALLEY HLDGS CORP	3,720	78,938
HUNT J B TRANSPORT SVCS I	15,700	707,599
HURON CONSULTING GROUP	2,700	104,598
IAC/INTERACTIVECORP	87,760	3,738,576
IBERIABANK CORP	31,400	1,558,696
INTEGRATED DEVICE TECH	112,790	615,833
INTERACTIVE BROKERS GROUP	42,890	640,777
INTERDIGITAL INC	74,600	3,257,782
INTERNATIONAL RECTIFIER	61,589	1,196,058
INTEVAC INC	8,120	60,088
IRIS INTERNATIONAL INC	8,120	75,922
ITRON INC	46,570	1,665,809
J2 GLOBAL INC	84,700	2,383,458
JANUS CAPITAL GROUP INC	112,310	708,676
KAMAN CORP	28,000	769,440
KAR AUCTION SERVICES INC	107,200	1,447,200
KBW INC	71,325	1,082,714
KELLY SERVICES INC CL A	10,364	141,780
KEMET CORP	19,300	136,065
KENNAMETAL INC	22,050	805,266
KENNETH COLE PRODUCTIONS	86,970	921,012

KEYCORP	207,161	1,593,068
KIRBY CORP	6,950	457,588
KNIGHT CAP GROUP INC CL A	172,940	2,044,151
KOHLBERG CAPITAL CORP	12,120	78,659
LAKELAND BANCORP INC	6,550	56,461
LANDEC CORP	13,390	73,913
LASALLE HOTEL PPTYS REIT	26,200	637,184
LAYNE CHRISTENSEN CO	50,030	1,210,726
LEAR CORP NEW	28,600	1,138,280
LEXMARK INTL INC CL A	24,010	794,011
LIBERTY PROPERTY TR—REI	29,250	917,134
LIFEPOINT HOSPITALS INC	16,300	605,545
LSI CORP	137,180	816,221
LTX CREDENCE CORP	35,440	189,604
MACK CALI REALTY REIT	31,010	827,657
MAIDEN HLDGS LTD	38,780	342,815
MAINSOURCE FINACIAL GROUP	7,720	68,168
MARTEN TRANSPORT LTD	9,730	175,043
MEADOWBROOK INSURANCE GRO	34,420	367,606
MEDICAL PPTY TR INC	74,900	754,243
MEDICIS PHARMACEUTIC CL A	17,480	582,608
MEDLEY CAPITAL CORP	5,630	58,552
MENS WEARHOUSE INC	23,972	776,933
METHANEX CORP (USD)	41,100	937,902
MINDSPEED TECH INC	36,810	168,590
MISSION WEST PPTYS INC MD	1,230	11,866
MOLEX INC	34,380	827,183
MOLINA HEALTHCARE INC	29,750	664,318
MPG OFFICE TRUST INC	22,500	44,775
MULTIMEDIA GAMES HOLDNG C	27,420	217,715
NABORS INDUSTRIES LTD	56,303	976,294
NACCO INDUSTRIES INC CL A	5,320	474,650
NASH-FINCH CO	8,530	249,758
NAVISTAR INTL CORP	18,580	703,810
NCR CORP	38,680	636,673
NELNET INC CL A	111,800	2,735,746
NEWPARK RESOURCES INC	117,260	1,113,970
NGP CAPITAL RESOURCES CO	11,520	84,902
NORANDA ALUMINIUM HLDGS	2,150	17,738
NORTHEAST UTILITIES	29,960	1,080,657
NORTHWEST BANCSHARES INC	110,900	1,379,596
NOVATEL WIRELESS INC	35,400	110,802
NV ENERGY INC	56,920	930,642

NVR INC	1,290	884,940
OASIS PETROLEUM INC	45,100	1,311,959
OCEANFIRST FINANCIAL CORP	4,890	63,912
OCWEN FINANCIAL CORP	97,900	1,417,592
OIL STATES INTL INC	13,150	1,004,266
OLIN CORP	49,150	965,798
OM GROUP INC	66,048	1,478,815
ONE LIBERTY PROPERTIES	5,380	90,545
ORBITAL SCIENCES CORP	45,040	654,431
PATTERSON-UTI ENERGY INC	104,170	2,081,317
PDL BIOPHARMA INC	101,480	629,176
PENN NATIONAL GAMING	21,740	827,642
PENNANTPARK INVESTMENT	66,242	686,930
PHH CORP	44,900	480,430
PINNACLE WEST CAPITAL	20,800	1,002,144
PIPER JAFFRAY COS	49,681	1,003,556
PLAINS EXPLORATION & PROD	27,340	1,003,925
PLUG POWER INC	13,900	28,356
PLX TECHNOLOGY INC	18,070	51,861
PMC-SIERRA INC	7,091	39,071
PNM RESOURCES INC	39,790	725,372
POST PROPERTIES—REIT	19,330	849,360
PRECISION DRILLING CORP	99,848	1,024,440
PRIMORIS SVCS CORP	6,590	98,586
PROASSURANCE CORPORATION	10,150	812,711
PROGENICS PHARMACEUTICALS	11,570	98,808
PROGRESS SOFTWARE CORP	66,815	1,292,870
PROTECTIVE LIFE CORP	31,820	717,859
QLOGIC CORP	30,400	456,000
QUALITY DISTR INC FL	11,870	133,538
QUANTA SVCS INC	29,855	643,077
QUESTAR CORP	44,670	887,146
RADISYS CORP	13,220	66,893
RAYMOND JAMES FIN INC.	68,571	2,131,872
REALNETWORKS INC	19,846	148,845
RELIANCE STEEL & ALUMINUM	8,300	404,127
RENT A CTR INC	8,650	321,434
REPUBLIC BANCORP KY CL A	—	772
RLI CORP	10,530	767,216
ROCKWOOD HOLDINGS INC	10,680	420,472
ROWAN COMPANIES INC	36,884	1,118,692
RTI BIOLOGICS INC	51,800	229,992
RTI INTL METALS INC	36,903	856,519

RUDOLPH TECHNOLOGIES INC	14,031	129,927
RYDER SYSTEM INC	15,490	823,139
SAIA INC	10,510	131,165
SANDY SPRING BANCORP INC	8,930	156,722
SCHOLASTIC CORP	19,040	570,629
SEACHANGE INTL INC	16,640	116,979
SEALED AIR CORP	48,470	834,169
SENSIENT TECH CORP	34,059	1,290,836
SIGMA DESIGNS INC	28,620	171,720
SIGNET JEWELERS LTD (US)	20,170	886,673
SILGAN HOLDINGS INC	72,100	2,785,944
SILICON IMAGE INC	57,630	270,861
SIX FLAGS ENTERTAINMENT	58,200	2,400,168
SKECHERS USA INC CL A	63,160	765,499
SMART BALANCE INC	60,480	324,173
SMITH & WESSON HLDGS CORP	36,500	159,140
SMUCKER (J.M.) CO	20,000	1,563,400
SOLAR SENIOR CAPITAL LTD	3,390	53,393
SOUTHWEST AIRLINES CO	159,762	1,368,282
SPANSION INC CL A	45,270	374,836
SPIRIT AIRLINES INC	37,750	588,900
STANCORP FINL GROUP INC	13,900	510,825
STARWOOD PROPERTY TR INC	105,600	2,001,120
STATE BANK FINANCIAL CORP	17,160	259,288
STEEL DYNAMICS INC	25,400	336,550
STELLARONE CORP	102,399	1,165,301
SUN HEALTHCARE GROUP INC	45,780	177,626
SUPERIOR ENERGY SVCS INC	32,821	933,429
SUPERIOR INDUSTRIES INTL	40,843	675,543
SUPERVALU INC	101,460	823,855
SUSSER HOLDINGS CORP	13,240	299,489
SVB FINL GROUP	15,930	759,702
SYMETRA FINANCIAL CORP	65,560	594,629
SYNAPTICS INC	45,600	1,374,840
SYNNEX CORP	35,800	1,090,468
TELECOMMUNICATION SYST A	40,700	95,645
TELEDYNE TECHNOLOGIES INC	48,100	2,638,285
TELEFLEX INC	24,600	1,507,734
TELENAV INC	10,800	84,348
TELLABS INC	186,210	752,288
TERRITORIAL BANCORP INC	4,600	90,850
TESORO CORP	33,260	776,954
TESSCO TECHNOLOGIES INC	4,150	57,353

TETRA TECHNOLOGIES INC	91,314	852,873
TEXAS CAPITAL BANCSHARES	24,020	735,252
THL CREDIT INC	5,760	70,330
THQ INC	120,600	91,656
TMS INTL CORPORATION	1,000	9,880
TRIUMPH GROUP INC	11,400	666,330
TRW AUTOMOTIVE HLDGS CORP	12,100	394,460
TUTOR PERINI CORP	2,493	30,764
UNISYS CORP NEW	11,770	231,987
UNIT CORP	43,257	2,007,125
UNITED FINL BANCORP INC	5,130	82,542
UNITIL CORP	5,920	168,010
URS CORP NEW	22,890	803,897
USEC INC	204,200	232,788
UTI WORLDWIDE INC	30,300	402,687
VALIDUS HOLDING	25,750	811,125
VALUECLICK INC	51,000	830,790
VIRGIN MEDIA INC	68,500	1,464,530
VIRGINIA COMMERCE BANCORP	2,960	22,881
VISHAY INTERTECHNOLOGY	136,019	1,222,811
VONAGE HOLDINGS CORP	88,300	216,335
VOXX INTERNATIONAL CORP	11,940	100,893
WALTER INVT MGT	11,280	231,353
WASHINGTON BKG CO OAK HBR	5,740	68,363
WASHINGTON FEDERAL INC	103,652	1,458,384
WEBSTER FINANCIAL	37,350	761,567
WERNER ENTERPRISES INC	29,700	715,770
WEST BANCORPORATION INC	4,760	45,601
WESTERN REFINING INC	16,500	219,285
WHIRLPOOL CORP	3,910	185,530
WILLBROS GROUP INC	18,976	69,642
WILLIAMS-SONOMA INC	19,640	756,140
WILLIS GROUP HOLDINGS PLC	18,100	706,986
WINDSTREAM CORP	61,000	731,390
WMS INDUSTRIES INC	47,000	964,440
WORLD FUEL SERVICES CORP	49,200	2,067,261
WORTHINGTON INDU INC	21,500	352,170
XENOPORT INC	18,900	72,009
XYRATEX LTD	31,160	415,051
YORK WATER CO	3,930	69,850
ZALE CORP	49,950	190,310
Russell Small/Mid Cap Value Account Total	29,639,943	$293,609,311

Investments held by trustee, at fair value	$7,235,505,373

Participant Loans* Interest at 4.25% - 9.44%, maturing through February 2027	$83,951,768
Total Investments	$7,319,457,141

*	Party-in-interest
**	Information not presented because investments are participant directed